# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: New Mountain Private Credit Fund, CIK 0002037804
CUSIP: 000000000
Title of class of securities: Common shares of beneficial interest, par value $0.001 per share
Address of issuer's principal executive offices: 1633 BROADWAY, 48TH FLOOR, NEW YORK, New York (NY), 10019
Date of event which requires filing of this statement: 02/14/2025
Filed by CIK 0001018327
Persons authorized to receive notices and communications: Steven Klinsky, 1633 Broadway, 48th Floor, NEW YORK, New York (NY), 10019, 212-720-0300

## Reporting persons
- New Mountain GP Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,676,696.51; sole dispositive power 0; shared dispositive power 3,676,696.51; aggregate amount beneficially owned 3,676,696.51 (9.4% of the class)
- NM Holdings GP, L.L.C. (CIK 0001776766): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,676,736.51; sole dispositive power 0; shared dispositive power 3,676,736.51; aggregate amount beneficially owned 3,676,736.51 (9.4% of the class)
- New Mountain Finance Advisers, L.L.C. (CIK 0001527830): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 40; sole dispositive power 0; shared dispositive power 40; aggregate amount beneficially owned 40 (0% of the class)
- New Mountain Capital Group, L.P. (CIK 0001777024): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 40; sole dispositive power 0; shared dispositive power 40; aggregate amount beneficially owned 40 (0% of the class)
- KLINSKY STEVEN B (CIK 0001018327): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,017,787.95; sole dispositive power 0; shared dispositive power 6,017,787.95; aggregate amount beneficially owned 6,017,787.95 (15.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common shares of beneficial interest, par value $0.001 per share
Name of issuer: New Mountain Private Credit Fund
Address of issuer's principal executive offices: 1633 BROADWAY, 48TH FLOOR, NEW YORK, New York (NY), 10019
Comment: This Amendment No. 1 (the "Amendment No. 1") amends the Schedule 13D initially filed on December 23, 2024 (as amended the "Schedule 13D") relating to the common shares of beneficial interest, par value $0.001 per share (the "Shares") of New Mountain Private Credit Fund (the "Issuer"). The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13D. The original Schedule 13D filed on December 23, 2024 disclosed an estimated number of Shares received based on calculations available as of the date of the filing, and, as a result of such estimation, overstated the number of Shares received by Mr. Klinsky by 71,553.888 Shares and overstated the number of Shares received by New Mountain GP Holdings, L.P. by 114,486.750 Shares. This Amendment No. 1 is being filed to correct the number of Shares received by the Reporting Persons and the amount of securities beneficially owned following the reported transaction based on the final calculation.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The fifth paragraph of Item 3 of this Schedule 13D is amended and restated as follows:

New Mountain Guardian Investments III, L.L.C. ("NMG"), a former unitholder of GIII of which New Mountain GP Holdings L.P. and Mr. Klinsky were members, executed a subscription agreement for their entire ownership of Units to be exchanged for Shares in the Rollover Transaction and, effective as of the Closing Date, distributed the Shares received to its members pro rata (the "Distribution"). New Mountain GP Holdings L.P. and Mr. Klinsky, respectively, received 3,676,696.506 and 2,290,651.440 Shares from the Distribution.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of this Schedule 13D is hereby amended and restated as follows:

The Information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference to this Item 5.

As of the date hereof, Mr. Klinsky may be deemed to beneficially an aggregate of 6,017,787.946 Shares representing approximately 15.4% of the outstanding Shares as follows: (i) 2,290,651.440 Shares held directly, (ii) 3,676,696.506 Shares held directly by New Mountain GP Holdings, L.P., (iii) 40 Shares held directly by New Mountain Finance Advisers, LLC and (iv) 50,400 Shares held in trusts established for the benefit of immediate family members for which Mr. Klinsky serves as trustee of the and, in such capacity, has investment and voting discretion over shares held by each trust.

The beneficial ownership percentage is based on 39,025,004.90 Shares outstanding as of December 17, 2024 as disclosed by the Issuer.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Shares.

## Signatures
- New Mountain GP Holdings, L.P.: /s/ Joseph Hartswell, Joseph Hartswell, Authorized Signatory (02/14/2025)
- NM Holdings GP, L.L.C.: /s/ Joseph Hartswell, Joseph Hartswell, Authorized Signatory (02/14/2025)
- New Mountain Finance Advisers, L.L.C.: /s/ Joseph Hartswell, Joseph Hartswell, Authorized Signatory (02/14/2025)
- New Mountain Capital Group, L.P.: /s/ Joseph Hartswell, Joseph Hartswell, Authorized Signatory (02/14/2025)
- KLINSKY STEVEN B: /s/ Joseph Hartswell, Joseph Hartswell, Attorney-in-Fact for Steven B. Klinsky (02/14/2025)